Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Fluz App Inc.
16 West 45th Street, 7th Floor
New York, NY 10036
https://fluz.app

Up to $1,069,999.68 in Class A Common Stock at $0.96
Minimum Target Amount: $9,999.36

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Fluz App Inc.
Address: 16 West 45th Street, 7th Floor, New York, NY 10036
State of Incorporation: DE
Date Incorporated: January 23, 2018

Terms:

Equity

Offering Minimum: $9,999.36 | 10,416 shares of Class A Common Stock
Offering Maximum: $1,069,999.68 | 1,114,583 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $0.96
Minimum Investment Amount (per investor): $100.80

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Tier 1 - $500

- 3 vouchers giving investors 35% cash back at Starbucks, UberEats, Domino's, Spotify and other featured merchants.
- Investors will receive a $5 app credit after their account activation.
- Fluz branded stickers that you can put on your laptop or phone.

Tier 2 - $1,000

- Investors get to join in on the invite-only leadership call with other Fluz leaders working the business to share the Fluz product.
- Fluz branded sticker set and stainless steel water bottle.
- Investors will be added to the "Tomorrow's News" email newsletter sharing all upcoming Fluz announcements before they go out to the public.

Tier 3 - $5,000

- Fluz branded t-shirt and cap, sticker set and stainless steel water bottle.
- Access to host a Fluz cash back event with a select group of friends. Fluz will boost the cash back rate on any merchant of their choice for a 12 hour period.

Tier 4 - $10,000

- Fluz branded t-shirt, hoodie and cap, sticker set and stainless steel water bottle.
- Access to advisory quarterly meetings to contribute to company direction and product development.

Tier 5 - $25,000

- Dedicated day with founder to walk through entire company.
- Fluz branded t-shirt, hoodie and cap, sticker set and stainless steel water bottle + $500 credit to Fluz gear shop.

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Fluz App Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of class a common stock at $0.96/ share, you will receive and own 110 shares of class a common stock for $96. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

General Business

Fluz helps you earn while you sleep: members use Fluz to earn cash back on their everyday shopping. But unlike other rewards programs, Fluz harnesses social networks to earn cash back for an ever-expanding web of connections; whenever you, your friends, or even their friends make a purchase, you keep earning. And they earn, too.

Fluz pays you to save socially: anytime someone joins through you, they become part of your Fluz network, even total strangers. Your network grows quickly as friends invite friends of their own — and it's all tied back to you. As members of your network use the Fluz app to pay at our list of 250 stores, you both earn together.

No other app helps friends earn together like Fluz. Fluz is uniquely positioned to take advantage of a social world in which each person's network is part of a larger cooperative.

At a time when people are looking for ways to stretch their dollars, Fluz is an opportunity for members to earn from home.

Business Model

Fluz charges the merchant partners a commission on every transaction processed. Part of that commission is shared with the member, the friend who invited them and part is kept by Fluz. Fluz earns a weighted 1.2% on every transaction.

Corporate Structure

The Company, Fluz App, Inc., is a Delaware company formed on February 25, 2020. The Company has no commercial or business activity of its own and serves as a holding company for Fluz Fluz LLC (the "LLC"). Pursuant to certain contribution agreement, the Company owns all equity interests in the LLC and all revenue received from the LLC flows to the Company.

The LLC was registered in Delaware on January 23, 2018. The LLC started as a sole member LLC to reduce the complexity of growing the necessary banking relationships. The LLC manages th General Business including the Fluz app, the employment of staffs, and the development of intellectual property. The LLC also owns Fluz Inc., a subsidiary that manages the sale of B2B gift cards. All revenue received from Fluz Inc. flows to the LLC.

Competitors and Industry

Fluz operates in the overall digital cash back, rewards & loyalty space. Within the industry, there are various verticles (as listed bellow). Fluz operates specifically in the gift card space.

Other players that also offer cash back in the form of digital gift cards are Raise, Gyft, and Ibotta. Fortunately for Fluz, gift card offers can be stacked with most other rewards programs.

- Affiliate Cash Back - These are programs like Rakuten, Drop, BeFrugal, etc. Users need to start with the affiliate cash back sites to begin to get the affiliate cash back.

- Coupons - These are either coupons given away by the retailer directly or posted on the coupon affiliate sites/chrome extensions like Honey, Retail Me Not, Coupon Cabin, etc. It also works in brick and mortar with traditional coupons or coupons displayed off the user's mobile phone.

- Retailer Loyalty Programs - Retailers have their own loyalty programs that are generally payment method agnostic.

- Receipt Scanning - Programs like Checkout 51, Get Upside, ShopKick and even Ibotta all run on receipt scanning. They are able to give the customer cash back on the item level rather than on the entire purchase.

- Credit Card Bonus Categories - Most bank credit card reward programs offer a blanket cash back rate and a bonus cash back rate on specific categories, (i.e. groceries, restaurants, travel etc.) The bank is able to determine the category based on the SIC code on the specific transaction.

Current Stage and Roadmap

We built a category defining technology that enables a whole new payment network for referral marketing.▨▨

We are growing at 15% MoM, with highly viral effect (75% of new users being referred). We just broke 42,000 users with zero in paid advertising and we are now transacting over $2 MM per month. There are over 200 National merchants partnered with Fluz.

We are now developing a more robust solution for members to better connect with friends and facilitate community building within the Fluz app. The solutions are product features that will allow members to connect with each other in the Fluz product, share deals and offers with friends, and help their friends save money at specific stores. Key product deliverables will include an event management system for members to host live events with friends for better saving opportunities. We will develop AI to help recommend products to friends leveraging shared earnings with friends.

The Team

Officers and Directors

Name: Maurice Harary

Maurice Harary's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO; Director
  Dates of Service: January 19, 2018 - Present
  Responsibilities: Manage all aspects of the company's operations and growth. Mr. Harary receives an annual salary of $180,000 and holds the majority of the authorized and outstanding shares of class B common stock.

Other business experience in the past three years:

- **Employer:** Tech & Bowery
  Title: Founder
  Dates of Service: October 24, 2011 - January 19, 2018
  Responsibilities: Manage operations and growth

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Convertible Note should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Convertible Note purchased through this crowdfunding campaign is subject to SEC limitations of transfer and the Company's stockholders agreement. Pursuant to SEC limitations, this means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Pursuant to the stockholder's agreement, this means you may not resell your stocks prior to obtaining first the company's refusal to purchase and then the founder's refusal to purchase.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the financial rewards industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Class A common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current products are variants on our Fluz App. Our revenues are therefore dependent upon the market for our app and the transactions to be processed via our app.

Minority Holder; Securities with Voting Rights

The Class A common stock that an investor is buying has voting rights attached to them. However, your voting rights much inferior than the voting rights of class b common stockholders. Therefore, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Fluz App Inc was formed on Feb 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Fluz App Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FENCEN (Financial Crimes Enforcement Network), State laws regulating multilevel marketing and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Fluz App Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Fluz App Inc could harm our reputation and materially negatively impact our financial condition and business.

Merchant Budgeting Risks

We face the risk that merchants may cut back marketing budgets to fund rewards and loyalty programs.

Competitive Risks

Competitors may execute our marketing concept better and roll it out to their user base faster than us. While we may be first to market, their larger scale will allow them to dominate.

Risk Of Merchant Participation

Because the Fluz offers are funded by the merchants, we are subject to their participation. Should the critical merchants pull out of the program, that will severely impact the Fluz revenues and profits.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Maurice Harary	8,138,535	Class B Common Stock	41.72
Vida Web Solutions Inc. (owned by Maurice Harary)	9,800,000	Class B Common Stock	50.24

The Company's Securities

The Company has authorized Class B Common Stock, and Class A Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,114,583 of Class A Common Stock.

Class B Common Stock

The amount of security authorized is 19,500,000 with a total of 19,500,000 outstanding.

Voting Rights

one thousand (1,000) votes for each share.

Material Rights

Right of First Refusal.

(a) ROFR; Offered Stock. Subject to certain terms and conditions, the Company, first, and the Founder Stockholders, second, shall each have a right of first refusal as set forth if any Stockholder (an "Offering Stockholder") receives a bona fide offer from any Person (a "Prospective Transferee") that the Offering Stockholder desires to accept (a "Transfer Offer") to Transfer all or any portion of any such Offering Stockholder's shares of Common Stock (the "Offered Stock"). Each time an Offering Stockholder receives a Transfer Offer for any Offered Stock from a Prospective Transferee, the Offering Stockholder shall make an offering of the Offered Stock to the Company, first, and each Founder Stockholder, second, all in accordance with this prior to any Transfer of such Offered Stock to the Prospective Transferee.

(b) ROFR Exceptions. Notwithstanding anything herein to the contrary, the ROFR set forth shall not apply to any Transfer Offer or Transfer that is proposed to be made or required to be made in a Proposed Sale.

Tag-Along Right.

(a) Tag-Along Right; Tag-Along Stock. At any time prior to the consummation of a Public Offering, and subject to certin terms and conditions specified, if any Stockholder or group of Stockholders (collectively, the "Selling Stockholder") receives a Transfer Offer that the Selling Stockholder desires to accept to Transfer in the aggregate two-thirds (2/3) or more of the shares of Common Stock of the Company issued and outstanding (collectively, the "Tag-Along Stock") to a Prospective Transferee, each other Stockholder (each, a "Tag-Along Stockholder") shall be permitted to participate in such sale (a "Tag-Along Sale") following expiration of any applicable Additional Founder Shareholder ROFR Exercise Period, and in the event that the Company and/or any ROFR Exercising Founder Stockholders have not, in the aggregate, exercised their respective rights to purchase all and not less than all of the Offered Stock (the "Tag-Along Right").

Drag-Along Right.

(a) Drag-Along Right. Subject to certain section, if a Deemed Liquidation Event or a Sale of the Company is approved by the Board and all the Founder Stockholders (a "Proposed Sale"), then each Stockholder shall vote (in person, by proxy or by action by written consent, as applicable) all of such Stockholder's Voting Shares in favor of, and adopt, such Proposed Sale to the extent necessary, and shall execute and deliver all related documentation and take such other action in support of the Proposed Sale, as may reasonably be requested by the Company to carry out the terms and provisions of this section, including executing and delivering instruments of convey¬ance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents and instruments.

Note: More details of the three aforementioned rights are provided in the Stockholders Agreement.

Class A Common Stock

The amount of security authorized is 5,712,212 with a total of 4,512,212 outstanding.

Voting Rights

1 vote per share

Material Rights

The total outstanding shares of Class A common stock (4,512,212) includes the following:

(1) 1,958,067 shares outstanding;

(2) 2,141,645 shares to be issued pursuant to outstanding stock option plans; and

(3) 412,500 shares reserved and available for issuance pursuant to future stock option plans.

Right of First Refusal.

(a) ROFR; Offered Stock. Subject to certain terms and conditions, the Company, first, and the Founder Stockholders, second, shall each have a right of first refusal as set forth if any Stockholder (an "Offering Stockholder") receives a bona fide offer from any Person (a "Prospective Transferee") that the Offering Stockholder desires to accept (a "Transfer Offer") to Transfer all or any portion of any such Offering Stockholder's shares of Common Stock (the "Offered Stock"). Each time an Offering Stockholder receives a Transfer Offer for any Offered Stock from a Prospective Transferee, the Offering Stockholder shall make an offering of the Offered Stock to the Company, first, and each Founder Stockholder, second, all in accordance with this prior to any Transfer of such Offered Stock to the Prospective Transferee.

(b) ROFR Exceptions. Notwithstanding anything herein to the contrary, the ROFR set forth shall not apply to any Transfer Offer or Transfer that is proposed to be made or required to be made in a Proposed Sale.

Tag-Along Right.

(a) Tag-Along Right; Tag-Along Stock. At any time prior to the consummation of a Public Offering, and subject to certin terms and conditions specified, if any Stockholder or group of Stockholders (collectively, the "Selling Stockholder") receives a Transfer Offer that the Selling Stockholder desires to accept to Transfer in the aggregate two-thirds (2/3) or more of the shares of Common Stock of the Company issued and outstanding (collectively, the "Tag-Along Stock") to a Prospective Transferee, each other Stockholder (each, a "Tag-Along Stockholder") shall be permitted to participate in such sale (a "Tag-Along Sale") following expiration of any applicable Additional Founder Shareholder ROFR Exercise Period, and in the event that the Company and/or any ROFR Exercising Founder Stockholders have not, in the aggregate, exercised their respective rights to purchase all and not less than all of the Offered Stock (the "Tag-Along Right").

Drag-Along Right.

(a) Drag-Along Right. Subject to certain section, if a Deemed Liquidation Event or a Sale of the Company is approved by the Board and all the Founder Stockholders (a "Proposed Sale"), then each Stockholder shall vote (in person, by proxy or by action by written consent, as applicable) all of such Stockholder's Voting Shares in favor of, and adopt, such Proposed Sale to the extent necessary, and shall execute and deliver all related documentation and take such other action in support of the Proposed Sale, as may reasonably be requested by the Company to carry out the terms and provisions of this section, including executing and delivering instruments of convey¬ance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents and instruments.

Note: More details of the three aforementioned rights are provided in the Stockholders Agreement.

What it means to be a minority holder

As a minority holder of Class A Common Share of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Development and launch of the business
  Date: December 15, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $1,250,000.00
  Number of Securities Sold: 974,108
  Use of proceeds: Development and launch of the business
  Date: January 15, 2018
  Offering exemption relied upon: 506(b)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $880,000.00
  Number of Securities Sold: 908,067
  Use of proceeds: Development of the business
  Date: May 15, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $55,000.00
  Number of Securities Sold: 19,500,000
  Use of proceeds: Building the product
  Date: January 20, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

We formed the LLC and started the business in 2018. We used initial monies to build out a technical, marketing and operational team. That team would be responsible to develop all of the various components of the product. This included securing purchasing agreements with national retailers, building the application, developing the marketing communications and much more.

We had a transactional application by Q2 of 2019. We rolled that out to friends and family as we refined all areas of the app. We launched our app to the public in Q4 of 2019.

Revenues went up as we saw product market fit with the user base. Users were purchasing gift cards from the app. There was minimal spend on advertising, thus increasing the overall profit margins.

There is some money being used to pre-fund key merchants inventory on a one day rolling balance.

Historical results and cash flows:

Initial cash was used to fund the development of the product. At this point, the product is now operational and growing at an exponential rate. Furthermore, when we first launched, we chose to operate at a smaller gross margin. By offering higher cash back rates to consumers, we would grow faster.

As we have now hit a critical volume, we are have been focusing on improving the gross margin. For Q1 of 2020, we have seen an increase in our overall sales volume at a better margin.

With slightly more gross revenue and an additional increase in the gross margin, Fluz may become cash flow positive. We plan to acheive this milestone within the next 6-12 months.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on hand - $500,000

Line of credit - $650,000

Shareholder loans - $1,000,000

How do the funds of this campaign factor into your financial resources? (Are these

funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds rom the campaign will be used for growth of the business. The growth will help accelerate the companies path to profitability.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from the campaign and the individual contributors will help drive additional growth of the business. Despite that, the company is already on a path to profitability. We have spent years and millions developing the product that is now performing far better than expected. With a few more months of operations, the company plans to become cashflow positive.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

18 months. This is based on the current expense structure and a 20% annual increase in overhead costs in line with continued revenue growth.

How long will you be able to operate the company if you raise your maximum funding goal?

The funds raised during the Start Engine campaign will help accelerate the company's path to profitability. The funds will be used to support additional customer acquisition and retention.

Once the company is profitable, the company will be able to support ongoing operations as it will be cash flow positive.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Previous investors and founders have accepted to invest whatever is required to get the company cash flow positive. This will be used as a contingency. In light of current growth, the anticipated investment from the current investors and founders is perceived to be within scope of what they are able to invest.

Indebtedness

- **Creditor:** Vida Web Solutions Inc. (owned by Founder)
  Amount Owed: $633,303.00
  Interest Rate: 7.0%
  Maturity Date: January 01, 2025

Related Party Transactions

- **Name of Entity:** Vida Web Solutions Inc
  Names of 20% owners: Maurice Harary
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The founder of the company lent additional money to the company to support ongoing operations of the company. This loan was made from another company that is wholly owned by the founder. This loan carries 7% annual interest.
  Material Terms: The company will repay this money as soon as it is cash flow positive.

Valuation

Pre-Money Valuation: $23,051,723.52

Valuation Details:

For valuation we considered various factors.

First, we already have a working product (the Fluz App) in the market and are beginning to see real user growth. It is also performing and growing.

We have been growing 30% Month over month, propelled exclusively from our existing user base. 75% of new members are coming through the referral program. Furthermore, we are seeing an average of 4.25 referrals per member. This is a highly viral growth rate.

Second, we used the present value formula of the future forecasted profits. We are considering the value of the future cash flows from the earning. Furthermore, the profit forecasts are built on the current commission and cost structure. We aim to be profitible by Q4 of 2020. Adittionally, we anticipate the following areas that will increase in our operating margin:

Volume based commission increases - The rates we are currently offering are solely based on the initial negotiated discounts with the merchants. As our volume grows, Fluz will be more meaningful to the merchant partners and subsequently command a higher commission.

Adjacent offerings:

- Interest earned on cash back balance

- Paid placements by merchant partners

- Installment Payment offerings

- Payments made with user balances

- Monetizing content feed

Vertical Cost Savings:

- Payment processing

- Direct merchant relations

- Money transfer costs

Third, users/members are sticking with the product. New members are compelled to try the Fluz product because our offers are enticing. They are staying with the product as it is becoming habit forming. As users grow accustomed to the product, they are making more transactions. That's why we are seeing a disproportionate growth between users and sales. As users stay with the platform, they do more revenue and invite more.

The Company set its valuation internally, without a formal-third party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.36 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.0%
  We will be developing and hosting leadership events across the country. These localized events will help foster community and encourage active members to build a bigger network.

- *Inventory*
  20.0%
  We are pre-funding the daily balances with our retailers. As our volume continues to ramp, we need to increase our daily float balance with each retailer.

- *Research & Development*
  40.0%
  We will be adding a critical improvement to the platform that will allow users to manage their subscription services from the Fluz app. Members will be able to earn recurring cash back on those subscriptions.

- *Working Capital*
  26.5%
  We plan to use the funds to deploy ACH collection system. This will allow us to reduce our costs to receive funds from our members thus increasing our margins.

If we raise the over allotment amount of $1,069,999.68, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  38.5%
  We will be developing and hosting leadership events across the country. These localized events will help foster community and encourage active members to build a bigger network.

- *Inventory*
  35.0%
  We are pre-funding the daily balances with our retailers. As our volume continues to ramp, we need to increase our daily float balance with each retailer.

- *Research & Development*
  10.0%
  We will be adding a critical improvement to the platform that will allow users to manage their subscription services from the Fluz app. Members will be able to earn recurring cash back on those subscriptions.

- *Working Capital*
  13.0%
  We plan to use the funds to deploy ACH collection system. This will allow us to reduce our costs to receive funds from our members thus increasing our margins.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation

Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://fluz.app (Investor login portal).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/fluz

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Fluz App Inc.

[See attached]

FLUZ APP, INC.

Unaudited Financial Statements

For the period of

January 23, 2018 (Inception) through December 31, 2018

And calendar year ended December 31, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

April 10, 2020

To: Board of Directors, Fluz App, Inc.

Re: 2019-2018(inception) Financial Statement Review

We have reviewed the accompanying financial statements of Fluz Fluz LLC (the "Company"), which comprise the balance sheet(s) as of December 31, 2019 and 2018, and the related statements of operations, owners' equity or deficit, and cash flows for the inception period of January 23, 2018 (inception) through December 31, 2018 and for the calendar year ended 2019, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

FLUZ FLUZ, LLC
BALANCE SHEETS
As of December 31, 2019 and 2018
See accompanying Independent Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS		2019		2018
Current Assets				
Cash and cash equivalents	$	258,059	$	52,539
Gift card inventory		113,287		0
Other current assets		147,280		75,048
Total Assets	$	518,626	$	127,587
LIABILITIES AND MEMBERS' CAPITAL				
Current Liabilities				
Credit cards payable		7,855		
Advances from founder, net		633,303		0
Total current liabilities		641,158		0
Total Liabilities		641,158		0
MEMBERS' CAPITAL				
Contributions		2,283,845		1,248,464
Retained Earnings / (Deficit)		(2,411,360)		(1,120,877)
Total Members' Capital		(122,532)		127,587
Total Liabilities and Members' Capital	$	518,626	$	127,587

FLUZ FLUZ, LLC
STATEMENT OF OPERATIONS
For calendar year period ended December 31, 2019
and the period January 23, 2018 (Inception) through December 31, 2018
See accompanying Independent Review Report and Notes to the Financial Statements
(Unaudited)

	2019	2018
Revenues	$ 5,713,866	$ 0
Cost of revenues	5,597,755	0
Gross profit (loss)	116,111	0
Operating expenses		
General and administrative	1,372,592	1,045,896
Sales and marketing	23,819	74,981
Total operating expenses	1,396,411	1,120,877
Net Operating Income (Loss)	(1,280,300)	(1,120,877)
Interest expense	5,200	0
Net Income (Loss)	$ (1,285,500)	$ (1,120,877)

FLUZ FLUZ, LLC
STATEMENT OF MEMBERS' CAPITAL
For calendar year period ended December 31, 2019
and the period January 23, 2018 (Inception) through December 31, 2018
See accompanying Independent Review Report and Notes to the Financial Statements
(Unaudited)

	Membership Interests	Retained Deficit	Total Members' Capital
Balance as of January 23, 2018 (Inception)	$ 0	$ 0	$ 0
Capital contributions	1,248,464		1,248,464
Net Income (Loss)		(1,120,877)	(1,120,877)
Balance as of December 31, 2018	**1,248,464**	**(1,120,877)**	**127,587**
Contributions	1,035,381	0	1,035,381
Net Income (Loss)	0	(1,285,500)	(1,285,500)
Balance as of December 31, 2019	**$ 2,283,845**	**$ (2,411,360)**	**$ (122,532)**

FLUZ FLUZ, LLC
STATEMENT OF CASH FLOWS
For calendar year period ended December 31, 2019
and the period January 23, 2018 (Inception) through December 31, 2018
See accompanying Independent Review Report and Notes to the Financial Statements
(Unaudited)

	2019	2018
Operating Activities		
Net Income (Loss)	$ (1,285,500)	$ (1,120,877)
Changes in operating assets and liabilities:		
(Increase) Decrease in gift card inventory	(113,287)	0
(Increase) Decrease in other current assets	(72,232)	(75,048)
Increase (Decrease) in credit cards payable	7,855	0
Net cash used in operating activities	**(1,463,164)**	**(1,195,925)**
Investing Activities		
None	0	0
Net cash used in investing activities	0	0
Financing Activities		
Member contributions	1,035,381	1,248,464
Advances from founder	633,303	0
Net change in cash from financing activities	**1,668,684**	**1,248,494**
Net change in cash and cash equivalents	**205,520**	**52,539**
Cash and cash equivalents at beginning of period	52,539	0
Cash and cash equivalents at end of period	$ 258,059	$ 52,539
Cash paid for taxes	$ 0	$ 0
Cash paid for interest	$ 5,200	$ 0

FLUZ FLUZ, LLC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018

NOTE 1 – NATURE OF OPERATIONS

FLUZ FLUZ, LLC (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on January 23, 2018. The Company provides a platform of sales of discounted gift cards to popular retailers. The Company's headquarters are in New York, New York. The company began operations in 2019.

The founder of the Company also formed Fluz App, Inc. ("Newco"), a Delaware company formed on February 25, 2020. Since formation, Newco has no commercial or business activity on its own.

Upon closing of the Crowdfunded Campaign (discussed below in Note 8) the sole owner of the Company has agreed to contribute all of the equity interest in the Company to Newco. After the contribution, Newco will operate the business of the Company. The Company was started as a sole member LLC to reduce the complexity of growing the necessary banking relationships. Now that the banking relationships have been established, the Company can be operated under Newco.

Since Inception, the Company has relied on contributions of its founder and loans from its founder to fund its operations. As of December 31, 2019, the Company had negative retained equity and may incur additional losses prior to generating positive working capital. While the Company has produced positive gross margin on its sales to date, the scale of the sales has not yet been sufficient to cover the Company's other expenses. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to continue its operations with funding from a crowdfunding campaign (see Note 8), funding from its founder, and/or funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations; however the Company's founder has previously and intends in the future to provide the requisite funding for the Company to continue operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term. Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could

cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $258,059 and $52,534 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years depending on the type of equipment.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2019, the Company had no fixed assets and no impairment recognized.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. For years ending December 31, 2019 and 2018 the Company recognized $5,713,866 and $0 in revenue respectively.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – LIABILITIES

During 2019, the Company has taken loans from founders for a total of $633,303 to fund the start-up and growth of the Company. The founder charges the Company interest equal to the interest the founder pays its outside lender. The outside lender charges approximately 5.5 percent per annum on the $250,000 loaned to the founder. Total interest expense charged to the Company by the founder for 2019 and 2018 is $5,200 and $0, respectively.

NOTE 4 – INCOME TAX PROVISION

The Company's income tax return obligations have or will be fulfilled for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 5 – MEMBERS' CAPITAL

Member contributions
During 2019, the sole member of the Company has contributed $2,283,845 to the Company.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Pending litigation
The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Lease obligations
The Company took over the lease obligation of $5,600 per month from a party related to the founder for their office space in New York City. There is approximately one year remaining on the lease term.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2019 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds (either through equity issuances or founder loans) and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in securities. The US Securities and Exchange Commission has discussed the possibility to raise the limit that the Company could raise during the Crowdfunded Offering to up to $5,000,000. The exact amount of the offering is not yet known at this time.

The Crowdfunded Offering is being made through StartEngine (the "Intermediary).

Management's Evaluation
Management has evaluated subsequent events through April 10, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



start engine

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This offering is not live or open to the public at this moment.

Fluz App Inc.

Earn Cashback Forever





Voucher rate
%
35
cash back
What's your payment total after taxes, shipping or tip?
$20.05

Website · New York, NY

ADVERTISING AND MARKETING | BUSINESS TO BUSINESS

$0.00 raised

0 Investors	Days Left
% Equity Offered	$23.1M Valuation
Equity Offering Type	$100.80 Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Earn cash back while you shop, and keep earning whenever your friends do. Fluz is the cashback app that gives you the potential to make real passive income. You'll earn money on everyday purchases like food, TV, rides, movies and clothes, and earn even more when your friends (and their friends) buy stuff too. Earning fractions of a percent back on your own purchases won't change your life, but Fluz members earn at an exponential rate. With Fluz, members can earn fractions of a percent from a network of thousands.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- We broke 30,000 users in the first 100 days from launch, with 75% of users coming from referrals and $0 spent in paid advertising
- Lifetime Revenue - Over $10M Gross Merchandise Volume transacted via Fluz in just 6 months
- Our merchant partners include Amazon, UberEats, Walmart, Starbucks, Chipotle, Nike, Home Depot and more.

"Social earning that reaches far"

OUR STORY

We want to reward consumers for their true value

Fluz was born from the realization that no credit card, bank or mobile payment company was offering users benefits for the lifetime value of their referrals. We believe that all consumers deserve to sincerely profit from their purchases and we built our model to reflect the strength of the social networks that consumers provide. Fluz is uniquely positioned to take advantage of a social world in which each person's network is part of a larger cooperative.



Cash back split in real time.
$180
You invite a friend, then they invite someone who makes a purchase a Nike
$7.20 They get
$0.67 Inviter gets
$0.18 You get
50% buyer rewards
30% network rewards
20% Fluz rewards

At a time when people are looking for ways to stretch their dollars, Fluz is an opportunity for members to earn from home. With many people needing to find work and save money, our app allows people to make real money while helping others save. Despite the global economic climate, our business is continuing to grow in profits and users every month.

THE PROBLEM

Cash back programs today only pay you once for each referral

Users are being short-changed. Existing cash back programs only pay you once, and nobody gets rich on the 2-5% cash back they typically receive from these programs.



One-time buyer reward.

Limited to your spending.

THE SOLUTION

We created a "win-win" for users to get cash-back... forever

We've figured out how to pay you cash back when you buy, when the friends you referred buy, and when the friends they referred buy. And it is sustainable, forever.

It's social earning that reaches far. Anytime someone joins through you, they become part of your Fluz network. Whenever they pay with Fluz, they earn cash back on their purchases and you earn cash back with them. Your network grows quickly as friends invite friends of their own — and it's all tied to you.

We're not reinventing



the taco.

But we are reinventing how much money you can earn when you and your friends eat one. Lot's of companies do cash back. No one does it like us.

No matter where you are in the Fluz Network, cash back percentages are split evenly - so everyone is earning the same amount. Whenever you join Fluz, you have an equal opportunity to build your network. And if you don't have a network to invite? You're still earning! With Fluz you receive cash back on all of your payments using the app. Fluz is completely free and you can cash out at anytime.

And don't forget - whenever someone you invite makes their first payment using Fluz, you receive a voucher for up to 35% off from some of our best retail partners.



Fluz rewards are stackable with other rewards programs

It is not Fluz or the alternatives; it is Fluz AND the the alternatives. Fluz is growing fast because it is another way for members to earn cash back on their purchases. Fluz cash back can be stacked with the cash back offered on rewards credit cards, coupons and other cash back programs like Rakuten, Drop, Honey and thousands of others.

Our users are already earning

We've launched a cash back app that we believe has the potential to blow our competitors out of the water.

- Growing at **30% MoM**, with high virality **(75% of new users being referred)**, we just broke **30,000 users in the first 100 days** from launch.
- Our top member has **earned over $10,000** from other people's shopping through the app.
- Over **20 people have earned over $2,000** from the app.
- Average new customer is **transacting 1.7x per month with Fluz.**
- **400 national merchants**; online, in-store, & in-app








⊕ Plus hundreds of other popular stores. **UP TO 35% CASH BACK**



Viral user traction **Growing 44% MoM**

40,000

30,000

20,000

10,000





Revenue traction

- Revenue
- Cost of goods

Real success stories from Fluz members



Earned $4,106.01 in 72 days.

Favorite feature: 35% cash back for inviting.

"Fluz is one of the easiest cash back apps I've ever used. There's absolutely nothing physical to buy in order to get the cash back rewards- and that's rare. You're simply loading your cash onto a gift card and being rewarded for that action. Its brilliant, really."

Erica B. / North Florida



Earned $1,725.15 in 40 days.

Favorite feature: Network with no fees.

"I love how Fluz is a 100% risk-free earning opportunity that requires no fees or products to sell. It's a business model that I can stand behind and is easy for me to share."

George M. / Massachusetts



Earned $2,142.52 in 30 days.



Favorite feature: Stacking my rewards.

"I love that I'm not forced to buy certain products to get cash back. I also love that Fluz allows me to make money without compromising. I'm still 'mom' and can keep my primary business too."

Dina S. / Northern Virginia

Our community is growing quickly, and our users are spreading the word



WHAT WE DO

We make earning money as easy as spending it

Fluz is not just another cash back app; we're making it possible for friendship and influence to create real income opportunities for everyone. Rather than paying for placement to build our engagement, we've focused on creating a culture that rewards users for sharing with their friends — 75% of our new members come from referrals.



Because Fluz is easy to sign up for, get started, and share, the app is built to grow exponentially. We help members take advantage of this expansion by rewarding them for each new user who joins their network, offering 35% cash back when a user signs up with a friend. We also host weekly events where potential users can connect with successful members to learn their stories and replicate their successes. We offer in-app tools to help members teach their friends how to get the most out of the app.

THE MARKET

Customers are eager to adopt rewards programs

The cash back market is worth over $84B and 57% of Americans have a rewards credit card.

Cash Back Market

$80B

THE BUSINESS MODEL

Retailers pay our users, rather than a billboard

Retailers pay Fluz to advertise their brands on the app. Fluz will keep a small percentage of that fee to maintain the system and the rest of the money is given back to Fluz Members in the form of cash back deals. What's unique about Fluz is that our model gives users significant money back. Instead of offering members unsustainably high cash back percentages, we share cash back earnings across the Fluz Network. When cash back earnings are shared, the numbers add up fast, and members earn a lot more.


7.2% - Avg. discount from merchants
2.5%
Payment processing fees
2.2%
Average payout to buyers
1.3%
Average payout to network
1.2%
Avg. Fluz gross profit per sale.

THE VISION

Connecting shoppers and expanding our financial solutions

We use dozens of apps to connect to each other and to brands. At Fluz, we're trying to bridge the two. Our mission is to connect as many shoppers as possible, so that earning money becomes as easy as spending it. In the future, we envision offering a mobile wallet/banking solution to our members with a full suite of financial products and issuing credit cards that allow our users to earn even

more.


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35%

OUR TEAM

Experts in building online business

The team behind Fluz has been part of huge online businesses, such as Shop Television Network and Vida Shoes International, and has developed leading technologies in this space. Founders and advisors have extensive experience in building and scaling business from start up phase to publicly traded companies. In addition to having expertise in these areas, the team is also guided by the mission of creating a meaningful reward system that recognizes the true value of user contributions and brings people together.

Our Advisors

With proven groundbreakers.

CHE POPE



G.O.O.D Music
Artists & Influencers

KARL KARLSSON



MICHAEL ROSEN



ANDREAS ANTRUP



Sway Ventures
General Partner

Herbalife International
Former CMO

Zalando
VP of Data & Advertising











These listed companies are not directly associated with us, the logos represents the companies that our advisors are a part of.

Our Core Team







Andrew Damitio
Operations

Asmiry Sanchez
Engineering

Chase Ainsworth
Customer Success







Eric Johnson
Marketing

Gavin Fehler
Marketing

Kenneth Jiang
Engineering



Lasha Kvantaliani
Engineering



Zvika Badalov
Engineering



Maurice Harary
Co-Founder



Shaka Lohardjo
Operations



Sophia Dansereau
Marketing



Stas Savciuc
Engineering

WHY INVEST

Get in on the ground floor of what we believe will be the next great disruptor of the tech industry

We are just entering the market with our first product and already seeing a strong immediate response. Thousands of users have joined the app and many are already seeing meaningful rewards and profits. On track to be profitable by ideally the end of the year, Fluz is on its way to disrupting the tech industry and envisions expanding its suite of services to offer other financial products to its users. We see good things in Fluz's future and we want you along for the ride.


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Pilot Launches

Our pilot app was released in Colombia.

January 2017

August 2017

Pilot breaks 30,000 users

We saw the initial success in the Colombia pilot with 30,000 users.

U.S. Entity Forms

U.S. entity formed and product development underway

January 2018

November 2018

First National Retailers Onboard

Nike and Home Depot become the first national retailers to join Fluz

Friends and Family Launch

Initial raw version of the product is released and the app launches with 2,000 pre-registered testers.

June 2019

October 2019

Launch of Public Beta

Public beta launches with 7,000 testers

App users grow past 20,000

50 users earn over $2,000 from network

December 2019

January 2020

App users grow to 30,000

First users who earn over $10,000 from their network

Launched on StartEngine

Now YOU can own a part of our company!

Month Year

Month Year

Future Event #3

Share details about an important milestone in your company's FUTURE.

In the Press

  

SHOW MORE

Meet Our Team

Offering Summary

Company : Fluz App Inc.

Corporate Address : 16 West 45th Street, 7th Floor, New York, NY 10036

Offering Minimum : $9,999.36

Offering Maximum : $1,069,999.68

Minimum Investment Amount (per investor) : $100.80

Terms

Offering Type : Equity

Security Name : Class A Common Stock

Minimum Number of Shares Offered : 10,416

Maximum Number of Shares Offered : 1,114,583

Price per Share : $0.96

Pre-Money Valuation : $23,051,723.52

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Tier 1 - $500

- 3 vouchers giving investors 35% cash back at Starbucks, UberEats, Domino's, Spotify and other featured merchants.
- Investors will receive a $5 app credit after their account activation.
- Fluz branded stickers that you can put on your laptop or phone.

Tier 2 - $1,000

- Investors get to join in on the invite-only leadership call with other Fluz leaders working the business to share the Fluz product.
- Fluz branded sticker set and stainless steel water bottle.
- Investors will be added to the "Tomorrow's News" email newsletter sharing all upcoming Fluz announcements before they go out to the public.

Tier 3 - $5,000

- Fluz branded t-shirt and cap, sticker set and stainless steel water bottle.
- Access to host a Fluz cash back event with a select group of friends. Fluz will boost the cash back rate on any merchant of their choice for a 12 hour period.

Tier 4 - $10,000

- Fluz branded t-shirt, hoodie and cap, sticker set and stainless steel water bottle.
- Access to advisory quarterly meetings to contribute to company direction and product development.

Tier 5 - $25,000

- Dedicated day with founder to walk through entire company.
- Fluz branded t-shirt, hoodie and cap, sticker set and stainless steel water bottle + $500 credit to Fluz gear shop.

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Fluz App Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of class a common stock at $0.96/ share, you will receive and own 110 shares of class a common stock for $96. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS



MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Isn't it great when life rewards you — like when you get money back on the things you buy?

With Fluz, you can get even more.

Fluz is a new app that allows you to instantly earn extra cash back on top of the 1-2% you're already receiving from your rewards credit card.

You can also shop at all your favorite stores for everyday things like food, gas and entertainment.

And the best part — when you invite your friends, you earn more than ever, because only Fluz pays you for other people's purchases.

Let's say you invite your best friend and they buy something — you both get paid.

And not just one time. Whenever you, your friends, or even their friends make a purchase, you keep earning. And they earn too. It's how it works.

It's social earning that reaches far. Anytime someone joins through you, they become part of your Fluz network, even total strangers. Your network grows as friends and friends of friends invite friends of their own — and it's all tied to you. But everybody is earning.

Fluz is a way for friends and influencers to make real money. Download the app today; then shop, invite and get paid.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:25 PM 04/27/2020
FILED 01:25 PM 04/27/2020
SR 20203182123 - File Number 7869192

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF FLUZ APP INC.

Fluz App Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies as follows:

A. the Corporation's original certificate of incorporation (the "Original Certificate of Incorporation") was filed with the Secretary of State for the State of Delaware on February 25, 2020;

B. as of the date hereof, the Corporation has not received any payment for any of its stock and has no members; and

C. this amended and restated certificate of incorporation (this "Certificate of Incorporation") amends and restates the Original Certificate of Incorporation, as set forth herein, and has been duly adopted in accordance with Section 241 and Section 245 of the General Corporation Law of the State of Delaware (the "DGCL").

ARTICLE I
NAME

Section 1.01 The name of the Corporation is Fluz App Inc.

ARTICLE II
REGISTERED OFFICE

Section 2.01 The Corporation's registered office in the State of Delaware is located at 1013 Centre Road, Suite 403-B, Wilmington, DE 19805 in the County of New Castle. The registered agent in charge thereof is Vcorp Services, LLC.

ARTICLE III
PURPOSE

Section 3.01 The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV
CAPITAL STOCK

Section 4.01 Authorized Shares. The total number of shares of capital stock that the Corporation shall have authority to issue is 5,712,212 shares of Class A Common Stock with a par value of $0.01 per share (the "Class A Common Stock") and 19,500,000 shares of Class B Common Stock with a par value of $0.01 per share (the "Class B Common Stock") with a par value of $0.01 per share (the "Class B Common Stock," and together with the Class A Common Stock, the "Common Stock"). The number of authorized shares of any class or classes of capital stock may be increased or decreased (but not below the number of shares then outstanding) by the

affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of Common Stock, voting together as a single class.

Section 4.02   Common Stock. A statement of the designations of each class of Common Stock and the powers, preferences and rights and qualifications, limitations or restrictions thereof is as follows:

(a)   Voting Rights.

(i)   Except as otherwise provided herein or by applicable law, the holders of shares of Class A Common Stock and Class B Common Stock shall at all times vote together as one class on all matters (including the election of Directors (as defined below)) submitted to a vote or for the consent of the stockholders of the Corporation.

(ii)   Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

(iii)   Each holder of shares of Class B Common Stock shall be entitled to one thousand (1,000) votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

(b)   Dividends. All holders of Common Stock shall be entitled to share equally, on a per share basis, in such dividends and other distributions of cash, property or shares of stock of the Corporation as may be declared by the Corporation's board of directors (the "Board") from time to time with respect to the Common Stock out of assets or funds of the Corporation legally available therefor; provided, however, that in the event that such dividend is paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of Class A Common Stock shall receive Class A Common Stock or rights to acquire Class A Common Stock, as the case may be, and the holders of Class B Common Stock shall receive Class B Common Stock or rights to acquire Class B Common Stock, as the case may be.

(c)   Liquidation. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, all holders of Common Stock shall be entitled to share equally, on a per share basis as a single class, all assets of the Corporation of whatever kind available for distribution to the holders of Common Stock.

(d)   Subdivision or Combinations. If the Corporation in any manner subdivides or combines the outstanding shares of one class of Common Stock, the outstanding shares of the other class of Common Stock will be subdivided or combined in the same manner.

(e)   Equal Status. Except as expressly provided in this Article IV, Class A Common Stock and Class B Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

ARTICLE V
DIRECTORS

Section 5.01   Election. Unless and except to the extent that the bylaws of the Corporation (the "Bylaws") shall so require, the election of directors (the "Directors") to the Board need not be by written ballot.

Section 5.02   No Personal Director Liability. To the fullest extent permitted by law, a Director shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a Director. No amendment to or modification or repeal of this Section 5.02 shall apply to or have any effect on the liability or alleged liability of any Director for or with respect to any acts or omissions of such Director occurring prior to such amendment.

Section 5.03   Indemnification. The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "Covered Person") who was, is, or is threatened to be, made a party to, or is otherwise involved in, any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a Director or officer of the Corporation or, while a Director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity, including, without limitation, service with respect to any employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board. Any amendment to, or modification or repeal of, this Section 5.03 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

Section 5.04   Bylaws. In furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to adopt, altered, amend, amend and restate, otherwise modify or repeal the Bylaws, or adopt new bylaws, without any action on the part of the stockholders; *provided* that any Bylaws adopted, amended or amended and restated by the Board, and any powers thereby conferred, may be amended, amended and restated, altered, otherwise modified or repealed by the stockholders.

Section 5.05   The Corporation shall have the right, subject to any express provisions or restrictions contained in this Certificate of Incorporation or the Bylaws, from time to time, to alter, amend, amend and restate, otherwise modify or repeal any provision of this Certificate of

Incorporation in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a Director or stockholder of the Corporation by this Certificate of Incorporation or any amendment thereof are conferred subject to such right.

ARTICLE VI
FORUM

Section 6.01   Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any Director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, this Certificate of Incorporation or the Bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

IN WITNESS WHEREOF, I, the undersigned, do make, file and record this Certificate of Incorporation, certify that the statements herein are true, and have accordingly hereunto set my hand this 22nd day of April, 2020.

BY: /s/ Taylor Lolya
_____

NAME: Taylor Lolya

TITLE: Incorporator

STOCKHOLDERS AGREEMENT

among

Fluz App Inc.

and

the Stockholders named herein

dated as of

February 25, 2020

TABLE OF CONTENTS

STOCKHOLDERS AGREEMENT

This Stockholders Agreement (as executed, this "**Agreement**"), dated as of May 1, 2019, is entered into among Fluz App Inc., a Delaware corporation (the "**Company**"), each other Person who owns shares of Capital Stock of the Company and executes a signature page hereto as a Stockholder (each, an "**Initial Stockholder**" and, collectively, the "**Initial Stockholders**"), and each other Person who after the date hereof acquires shares of Capital Stock of the Company and agrees to become a party to, and bound by, this Agreement as a Stockholder by executing a Joinder Agreement (each, an "**Additional Stockholder**," and collectively, the "**Additional Stockholders**"). The Initial Stockholders and Additional Stockholders are each referred to herein as a "**Stockholder**" and, collectively, the "**Stockholders**."

RECITALS

WHEREAS, the Company and the Stockholders desire to enter into this Agreement to set forth their understanding and agreement as to the shares of Capital Stock held by the Stockholders, including the voting, tender and transfer of such shares under the circumstances set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01 Definitions. When used in this Agreement with initial capital letters, the following terms have the meanings specified or referred to in this Section 1.01:

"**Additional Founder Stockholder ROFR Exercise Period**" has the meaning set forth in Section 3.03(d)(iii)(B).

"**Additional Stockholder**" has the meaning set forth in the preamble to this Agreement.

"**Adjusted ROFR Pro Rata Portion**" has the meaning set forth in Section 3.03(d)(iii)(B).

"**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person, including any partner, member, stockholder, other equity holder, manager, director, officer or employee of such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"**Agreement**" has the meaning set forth in the preamble to this Agreement.

"**Applicable Law**" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Authority, (b) any consents or approvals of any Governmental Authority, and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"**Award Agreement**" means any executed written agreement, contract, certificate or other instrument or document approved by the Board evidencing the terms and conditions of any individual grant of Stock Options under the Stock Option Plan.

"**Board**" has the meaning set forth in Section 2.01(a).

"**Board Designee**" has the meaning set forth in Section 2.01(a).

"**Business Day**" means a day other than a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required to close.

"**Bylaws**" means the bylaws of the Company, as in effect as of the date hereof and as amended, modified, supplemented or restated from time to time.

"**Capital Stock**" means, collectively, the Common Stock and any other class or series of capital stock or other equity securities of the Company, whether authorized as of or after the date hereof.

"**Certificate of Incorporation**" means the Amended and Restated Certificate of Incorporation of the Company, as filed on May 1, 2019 with the Secretary of State of the State of Delaware and as amended, modified, supplemented or restated from time to time.

"**Code**" means the Internal Revenue Code of 1986, as it may be amended, supplemented or replaced from time to time.

"**Common Stock**" means the common stock, par value $0.01, of the Company and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or similar reorganization.

"**Company**" has the meaning set forth in the preamble to this Agreement.

"**Company ROFR Exercise Notice**" has the meaning set forth in Section 3.03(d)(ii).

"**Company ROFR Exercise Notice Period**" has the meaning set forth in Section 3.03(c)(i)(F).

"**Company Subsidiary**" means a Subsidiary of the Company.

"**Deemed Liquidation Event**" has the meaning set forth in the Certificate of Incorporation or, if none, means each of the following events:

(a)   a merger or consolidation in which (i) the Company is a constituent party or (ii) a subsidiary of the Company is a constituent party, and in either case, the Company issues shares of its Capital Stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the shares of Capital Stock of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (x) the surviving or resulting party or (y) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of determining whether an event is a Deemed Liquidation Event, all shares of Common Stock issuable upon exercise or conversion of Stock Equivalents outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or, if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries of the Company, the sale or disposition (whether by merger or otherwise) of such subsidiary or subsidiaries, except where such sale, lease, transfer or other disposition is to the Company or one or more wholly owned subsidiaries of the Company.

"**Delaware Act**" means the General Corporation Law of the State of Delaware, Title 8, Chapter 1, and any successor statute, as it may be amended, supplemented or replaced from time to time.

"**Director**" has the meaning set forth in Section 2.01(a).

"**Founder Stockholder**" means each of (i) Harary, and (ii) Rosen, and "**Founder Stockholders**" means all of them collectively.

"**Founder Stockholder ROFR Exercise Notice**" has the meaning set forth in Section 3.03(d)(iii)(A).

"**Founder Stockholder ROFR Exercise Notice Period**" has the meaning set forth in Section 3.03(d)(iii)(A).

"**Governmental Authority**" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

"**Grazi**" means Ari Grazi.

"**Harary**" means Maurice Harary.

"**Harary Board Designee**" has the meaning set forth in Section 2.01(a)(i).

"**Initial Stockholder**" has the meaning set forth in the preamble to this Agreement.

"**Joinder Agreement**" means the Joinder Agreement to this Agreement in form and substance attached hereto as Exhibit A.

"**Non-ROFR Exercising Founder Stockholder**" has the meaning set forth in Section 3.03(d)(iii)(B).

"**Offered Stock**" has the meaning set forth in Section 3.03(a).

"**Offering Stockholder**" has the meaning set forth in Section 3.03(a).

"**Permitted Transfer**" has the meaning set forth in Section 3.02.

"**Permitted Transferee**" means the transferee in a Permitted Transfer.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

"**Proposed Sale**" has the meaning set forth in Section 3.05(a).

"**Prospective Transferee**" has the meaning set forth in Section 3.03(a).

"**Public Offering**" means any underwritten public offering pursuant to a registration statement filed in accordance with the Securities Act.

"**Remaining Offered Stock**" has the meaning set forth in Section 3.03(d)(i).

"**ROFR**" has the meaning set forth in Section 3.03(a).

"**ROFR Notice**" has the meaning set forth in Section 3.03(c).

"**ROFR Pro Rata Portion**" means, as to a Founder Stockholder in respect of any ROFR Notice at any particular time, a fraction determined by dividing (a) the number of shares of Common Stock owned by such Founder Stockholder as of such time, by (b) the aggregate number of shares of Common Stock owned by all Founder Stockholders as of such time; *provided*, that, for the avoidance of doubt, any Offered Stock in such ROFR Notice shall be excluded from such calculation.

"**ROFR Exercising Founder Stockholder**" has the meaning set forth in Section 3.03(d)(iii)(B).

"**Sale of the Company**" means a transaction resulting in no less than a majority of the Common Stock being held by a Third Party Purchaser.

"**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"**Selling Stockholder**" has the meaning set forth in Section 3.04(a).

"**Setton**" means Ephraim Setton.

"**Stock Equivalent**" means any Stock Option and any other security or obligation that by its terms is, directly or indirectly, convertible into, or exchangeable or exercisable for, shares of Capital Stock, and any option, warrant or other right to subscribe for, purchase or acquire any of the foregoing (disregarding any restrictions or limitations on the exercise of such rights).

"**Stock Option Plan**" means any equity incentive plan of the Company duly approved by the Board, as amended, restated or modified from time to time.

"**Stock Options**" means the options convertible into, or exchangeable or exercisable for, shares of Common Stock granted pursuant to the Stock Option Plan and the Award Agreements entered into in connection therewith.

"**Stockholder**" has the meaning set forth in the preamble to this Agreement.

"**Subsidiary**" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"**Tag-Along Exercise Notice**" has the meaning set forth in Section 3.03(d)(i).

"**Tag-Along Exercise Period**" has the meaning set forth in Section 3.04(c)(vi).

"**Tag-Along Exercising Stockholder**" has the meaning set forth in Section 3.04(d)(ii).

"**Tag-Along Notice**" has the meaning set forth in Section 3.04(c).

"**Tag-Along Pro Rata Portion**" means, as to any Stockholder in respect of a Tag-Along Notice at any particular time, a fraction determined by dividing (a) the number of shares of Common Stock owned by such Stockholder as of such time, by (b) the aggregate number of shares of Common Stock owned by the Selling Stockholder and all Tag-Along Exercising Stockholders as of such time.

"**Tag-Along Right**" has the meaning set forth in Section 3.04(a).

"**Tag-Along Sale**" has the meaning set forth in Section 3.04(a).

"**Tag-Along Stock**" has the meaning set forth in Section 3.04(a).

"**Tag-Along Stockholder**" has the meaning set forth in Section 3.04(a).

"**Third Party Purchaser**" means, with respect to any contemplated Transfer of any Common Stock, any Person who, as of immediately prior to such contemplated Transfer, (a) does not directly or indirectly own or have the right to acquire any outstanding Common Stock, or (b) is not a Permitted Transferee of any Person who directly or indirectly owns or has the right to acquire any Common Stock (whether through a Stock Equivalent or otherwise).

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any shares of Capital Stock or Stock Equivalents owned by a Person or any interest (including a beneficial interest) in any Capital Stock or Stock Equivalents owned by a Person. "**Transfer**", when used as a noun, shall have a correlative meaning.

"**Transfer Offer**" has the meaning set forth in Section 3.03(a).

"**Transferee**" means a recipient of, or proposed recipient of, a Transfer, including a Permitted Transferee or a Prospective Transferee.

"**Voting Shares**" has the meaning set forth in Section 2.01(a).

Section 1.02 Interpretation. For purposes of this Agreement: (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Exhibits and Schedules mean the Articles and Sections of, and Exhibits and Schedules attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

ARTICLE II
MANAGEMENT

Section 2.01 Board of Directors

(a) **Board Size; Composition.** The Board shall consist for three (3) members (each, a "**Director**"). Subject to the rights of the Stockholders to remove a Director for cause in accordance with Applicable Law, each Stockholder shall vote (or provide written consent pursuant to an action by written consent of the Stockholders) all shares of Capital Stock of the Company now or hereafter directly or indirectly owned of record or beneficially by the Stockholder (all such shares, the "**Voting Shares**"), or cause such Stockholder's Voting Shares to be voted, in such manner as necessary to elect (and maintain in office) as Directors the following individuals:

      (i)   one (1) individual designated in writing by Harary (the "**Harary Board Designee**"), who as the date of this Agreement shall be Harary;

      (ii)   Ephraim Setton; and

      (iii)   Ari Grazi

(the Harary Board Designee, Setton and Grazi being, collectively, the "**Board Designees**").

      (b)   **Removal.** Subject to the rights of the Stockholders to remove a Director for cause in accordance with Applicable Law, during the term of this Agreement, no Stockholder shall take any action to remove any Director from the Board or designate a new Director unless such removal or designation is approved in a writing signed by all the Founder Stockholders.

      (c)   **Vacancies.** Notwithstanding anything to the contrary contained in the Certificate of Incorporation or Bylaws, in the event that a vacancy is created on the Board at any time due to the death, disability, retirement, resignation or other removal from the Board of a Director, then the Founder Stockholder whose Board Designee is the vacating Director shall have the right to designate another individual to fill such vacancy (such individual, a "**Replacement Board Designee**"), and the Company and each other Stockholder hereby agree to take such actions as may be necessary or desirable within his, her or its control (including, in the case of a Stockholder, by voting all Voting Shares owned by such Stockholder or over which such Stockholder has voting control) to ensure the election or appointment of such Replacement Board Designee to fill such vacancy on the Board. In the event that such Founder Stockholder shall fail to designate in writing a Replacement Board Designee, and such failure shall continue for more than thirty (30) days after notice from the Company to such Founder Stockholder with respect to such failure, then the vacant position shall be filled by an individual designated by the other Directors then in office.

Section 2.02 Proxy. Each Stockholder hereby appoints, and shall appoint, the then-current Chief Executive Officer of the Company as such Stockholder's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to vote all Voting Shares held by such Stockholder as set forth in this Agreement and to execute all appropriate instruments consistent with this Agreement on behalf of such Stockholder if, and only if, the Stockholder (a) fails to vote, or (b) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such Stockholder's Voting Shares or execute such other instruments in accordance with the provisions of this Agreement within five (5) days of the Company's or any other party's written request for the Stockholder's written consent or signature. The proxy and power granted by each Stockholder pursuant to this

Section are coupled with an interest and are given to secure the performance of the Stockholder's duties under this Agreement. Each such proxy and power will be irrevocable for the term of this Agreement. This proxy and power, so long as any Stockholder is an individual, will survive the death, incompetency and disability of such Stockholder and, so long as any Stockholder is an entity, will survive the merger or reorganization of the Stockholder or any other entity holding Voting Shares.

Section 2.03 Information Rights. As soon as available, Company will deliver and otherwise make available to each Founder Stockholder, the Company's annual, quarterly and monthly financial statements, any operating budgets, financial and business forecasts, and all other material information related to business development, financing, marketing and any other corporate, financial or business initiatives contemplated or executed by the Company.

Section 2.04 Termination. This Article II and the covenants contained herein, shall terminate on the consummation of a Public Offering.


ARTICLE III
TRANSFER


Section 3.01 General Restrictions on Transfer.

(a) **Stockholder Transfer Restrictions.** Each Stockholder acknowledges and agrees that such Stockholder (and any Permitted Transferee of such Stockholder) shall not Transfer any Capital Stock or Stock Equivalents except:

(i) in accordance with this Section 3.01;

(ii) pursuant to Section 3.02;

(iii) in strict accordance with the restrictions, conditions and procedures described in Section 3.03;

(iv) in strict accordance with the restrictions, conditions and procedures described in Section 3.04;

(v) as required pursuant to Section 3.05; or

(vi) pursuant to a Public Offering.

(b) **Other Transfer Restrictions.** Notwithstanding any other provision of this Agreement (including Section 3.02), each Stockholder (and any Permitted Transferee of such Stockholder) agrees that such Stockholder (and such Permitted Transferee) will not, directly or indirectly, Transfer any of its Capital Stock or Stock Equivalents:

(i) except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws, and then, with respect to a Transfer of Capital Stock or Stock Equivalents (other than a Transfer made in accordance with Section 3.02), if requested by the Company, only upon delivery to the Company of a written opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

      (ii)   if such Transfer would cause the Company or any of the Company Subsidiaries to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

      (iii)   if such Transfer would cause the assets of the Company or any of the Company Subsidiaries to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company or any Company Subsidiary.

(c)   **Joinder Agreement.** Except with respect to any Transfer pursuant to a Public Offering or a Proposed Sale pursuant to Section 3.05, no Transfer of Capital Stock or Stock Equivalents pursuant to any provision of this Agreement shall be deemed completed until the Transferee thereof shall have entered into a Joinder Agreement.

(d)   **Transfers in Violation of this Agreement.** Any Transfer or attempted Transfer of any Capital Stock or Stock Equivalents in violation of this Agreement, including any failure of a Transferee, as applicable, to enter into a Joinder Agreement pursuant to Section 3.01(c) above, shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such purported Transfer shall not be treated (and the Stockholder proposing to make any such Transfer shall continue be treated) as the owner of such Capital Stock or Stock Equivalents for all purposes of this Agreement.

Section 3.02   Permitted Transfers. Notwithstanding Section 3.01(a), but subject to Section 3.01(b), Section 3.01(c) and Section 3.01(d), the restrictions, conditions and procedures of Section 3.03 and Section 3.04 shall not apply to a Transfer of a Stockholder's Capital Stock or Stock Equivalents to such Stockholder's spouse, sibling or lineal descendants or ancestors or any trust for any of the foregoing (each, a "**Permitted Transfer**").

Section 3.03   Right of First Refusal.

(a)   **ROFR; Offered Stock.** Subject to the terms and conditions specified in Section 3.01, Section 3.02 and this Section 3.03, the Company, *first*, and the Founder Stockholders, *second*, shall each have a right of first refusal as set forth in this Section 3.03 (the "**ROFR**") if any Stockholder (an "**Offering Stockholder**") receives a bona fide offer from any Person (a "**Prospective Transferee**") that the Offering Stockholder desires to accept (a "**Transfer Offer**") to Transfer all or any portion of any such Offering Stockholder's shares of Common Stock (the "**Offered Stock**"). Each time an Offering Stockholder receives a Transfer Offer for any Offered Stock from a Prospective Transferee, the Offering Stockholder shall make an offering of the Offered Stock to the Company, *first*, and each Founder Stockholder, *second*, all in accordance with this Section 3.03, prior to any Transfer of such Offered Stock to the Prospective Transferee.

(b)   **ROFR Exceptions.** Notwithstanding anything herein to the contrary, the ROFR set forth in Section 3.03(a) shall not apply to any Transfer Offer or Transfer that is proposed to be made or required to be made in a Proposed Sale pursuant to Section 3.05.

(c)   **ROFR Notice.**

(i)   The Offering Stockholder shall, within five (5) Business Days of receipt of any Transfer Offer, deliver written notice (a "**ROFR Notice**") to the Company and each Founder Stockholder stating that such Offering Stockholder has received a Transfer Offer for the Offered Stock and specifying:

(A)   the aggregate number of shares of Offered Stock to be Transferred by the Offering Stockholder;

(B)   the proposed date, time and location of the closing of the Transfer proposed in the Transfer Offer, which shall not be earlier than sixty (60) days from the date of the ROFR Notice;

(C)   the purchase price per share for the Offered Stock (which shall be payable solely in cash) and the other material terms or conditions of the Transfer Offer;

(D)   the identity of the Prospective Transferee who has offered to purchase such Offered Stock;

(E)   a copy of any term sheet or forms of agreement proposed to be executed in connection therewith; and

(F)   the date by which the Company must deliver the Company ROFR Exercise Notice (as defined below) to the Offering Stockholder and each Founder Stockholder in order to exercise its ROFR in respect of all or a portion of the Offered Stock, all in accordance with Section 3.03(d)(ii) below, which date shall not be earlier than twenty (20) days after deemed delivery of the ROFR Notice to the Company by the Offering Stockholder in accordance with Section 6.02 (such twenty (20)-day period following such delivery of the ROFR Notice, the "**Company ROFR Exercise Period**").

(ii)   The ROFR Notice shall constitute the Offering Stockholder's offer to Transfer all of the Offered Stock to the Company and each Founder Stockholder in accordance with the provisions of this Section 3.03, which offer shall be irrevocable until the expiration of the Additional Founder Stockholder ROFR Exercise Period (as defined below).

(iii)   By delivering the ROFR Notice, the Offering Stockholder represents and warrants to the Company and each Founder Stockholder that:

(A)   the Offering Stockholder has full right, title and interest in and to the Offered Stock described in the ROFR Notice;

(B)   the Offering Stockholder has all the necessary power and authority and has taken all necessary action to Transfer the Offered Stock described in the ROFR Notice as contemplated by this Section 3.03; and

(C)   the Offered Stock described in the ROFR Notice is free and clear of any and all liens other than those, if any, arising as a result of or under the terms of this Agreement.

(d)   **Exercise of ROFR.**

(i)   **ROFR Priority.** Upon receipt of a ROFR Notice, the Company and each Founder Stockholder shall have the right to purchase the Offered Stock at the purchase price and on the other terms and conditions set forth in the ROFR Notice in the following order of priority: *first*, the Company shall have the right to purchase all or any portion of the Offered Stock in accordance with the procedures set forth in Section 3.03(d)(ii) below, and *thereafter*, each Founder Stockholder shall have the right to purchase all (but not less than all) of such Founder Stockholder's ROFR Pro Rata Portion of the remaining Offered Stock not elected to be purchased by the Company (the "**Remaining Offered Stock**") in accordance with the procedures set forth in Section 3.03(d)(iii) below. Notwithstanding the foregoing, the Company and Founder Stockholders may only exercise their respective ROFRs in respect of the Offered Stock if, after giving effect to the exercise of all ROFRs pursuant to this Section 3.03(d), not less than all of the Offered Stock will be purchased by the Company and/or the Founders Stockholders.

(ii)   **Company Option to Exercise ROFR**. The Company may exercise its ROFR with respect to all or a portion of the Offered Stock set forth in a ROFR Notice by delivering a written notice (the "**Company ROFR Exercise Notice**") to the Offering Stockholder and each Founder Stockholder prior to expiration of the Company ROFR Exercise Period, stating the applicable number(s) (including if such number is zero (0)) of shares of Offered Stock the Company elects to purchase at the purchase price and on the other terms and conditions set forth in the ROFR Notice. The Company ROFR Exercise Notice shall be binding upon, and irrevocable by, the Company upon delivery of such Company ROFR Exercise Notice to the Offering Stockholder and each Founder Stockholder in accordance with this Section 3.03(d)(ii).

(iii)   **Founder Stockholders' Option to Exercise ROFR.**

(A)   If, by the expiration of the Company ROFR Exercise Period, the Company does not exercise its ROFR to purchase all of the Offered Stock in accordance with Section 3.03(d)(ii) above (either by failing to deliver a Company ROFR Exercise Notice or by delivering a Company

11

ROFR Exercise Notice for less than all of the Offered Stock in accordance with Section 3.03(d)(ii) above), each Founder Stockholder may exercise its respective ROFR to purchase all (but not less than all) of its respective ROFR Pro Rata Portion of any Remaining Offered Stock by delivering written notice (a "**Founder Stockholder ROFR Exercise Notice**") to the Offering Stockholder, the Company and each other Founder Stockholder by not later than ten (10) days after expiration of the Company ROFR Exercise Period (such ten (10)-day period after expiration of the Company ROFR Exercise Period, the "**Founder Stockholder ROFR Exercise Period**"), stating such Founder Stockholder's election to exercise such Founder Stockholder's ROFR to purchase all of its ROFR Pro Rata Portion of the Remaining Offered Stock at the purchase price and on the other terms and conditions set forth in the ROFR Notice. A Founder Stockholder ROFR Exercise Notice shall be binding upon, and irrevocable by, the applicable Founder Stockholder upon delivery of such Founder Stockholder ROFR Exercise Notice to the Offering Stockholder, the Company and each other Founder Stockholder in accordance with this Section 3.03(d)(iii)(A).

(B)   If, by the expiration of the Founder Stockholder ROFR Exercise Period, any Founder Stockholder has not elected to purchase such Founder Stockholder's entire ROFR Pro Rata Portion of the Remaining Offered Stock (either by failing to deliver a Founder Stockholder ROFR Exercise Notice or by delivering a Company ROFR Exercise Notice electing to purchase zero (0) shares of the Remaining Offered Stock in accordance with Section 3.03(d)(iii)(A) above) (each, a "**Non-ROFR Exercising Founder Stockholder**"), then each Founder Stockholder that did elect to purchase its entire ROFR Pro Rata Portion of the Remaining Offered Stock before the expiration of the Founder Stockholder ROFR Exercise Period (each, a "**ROFR Exercising Founder Stockholder**") shall have the *additional* right to elect to purchase all (but not less than all) of its Adjusted ROFR Pro Rata Portion (as defined below) of any shares of Remaining Offered Stock by delivering an additional written notice (an "**Additional Founder Stockholder ROFR Exercise Notice**") to the Offering Stockholder, the Company and each other Founder Stockholder by not later than ten (10) days after expiration of the Founder Stockholder ROFR Exercise Period, (the "**Additional Founder Stockholder ROFR Exercise Period**"), stating such Founder Stockholder's election to also purchase all of its Adjusted ROFR Pro Rata Portion of the Remaining Offered Stock at the purchase price and on the other terms and conditions set forth in the ROFR Notice. An Additional Founder Stockholder ROFR Exercise Notice shall be binding upon, and irrevocable by, the applicable Founder Stockholder upon delivery of such Additional Founder Stockholder ROFR Exercise Notice to the Offering Stockholder, the Company and each other Founder Stockholder in accordance with this Section 3.03(d)(iii)(B). "**Adjusted ROFR Pro Rata Portion**" means, as to a Founder Stockholder, such Founder Stockholder's ROFR Pro Rata Portion, as expressly re-calculated to exclude any Non-ROFR Exercising

Founder Stockholder's shares of Common Stock from the denominator of such fraction, and, for the avoidance of doubt, excluding any Offered Stock in such calculation.

(iv)   The failure of the Company or any Founder Stockholder to deliver a Company ROFR Exercise Notice or a Founder Stockholder ROFR Exercise Notice, respectively, by the end of the Company ROFR Exercise Period or the Founder Stockholder ROFR Exercise Period, respectively, shall constitute a waiver of its respective ROFR under this Section 3.03 with respect to the Offered Stock set forth in the applicable ROFR Notice, but shall not affect their respective ROFRs with respect to any future proposed Transfer Offers.

(e)   **Consummation of Transfer of Offered Stock to the Company and/or ROFR Exercising Founder Stockholders.** In the event of the exercise by the Company and/or any ROFR Exercising Founder Stockholders of their respective ROFRs of any or all of the Offered Stock in accordance with Section 3.03(d)(ii) and/or Section 3.03(d)(iii), respectively, above, the Offering Stockholder shall sell such Offered Stock to the Company and such ROFR Exercising Founder Stockholders, as the case may be and as applicable, and the Company and such ROFR Exercising Founder Stockholders, as the case may be and as applicable, shall purchase such Offered Stock, within sixty (60) days following the expiration of the Additional Founder Stockholder Exercise Period. Each Stockholder shall take all actions as may be reasonably necessary to consummate the Transfer(s) contemplated by this Section 3.03(e), including, without limitation, entering into such agreements and delivering such certificates, instruments and consents as may be reasonably necessary or appropriate to effectuate such Transfer(s). At the closing of such Transfer(s), the Offering Stockholder shall deliver to the Company and the ROFR Exercising Founder Stockholders, as the case may be and as applicable, any certificates representing shares of Offered Stock so Transferred, free and clear of any liens or encumbrances (other than those contained in this Agreement), accompanied by evidence of transfer and all necessary transfer taxes paid and stamps affixed, if necessary, against receipt of the purchase price therefor from the Company and the ROFR Exercising Founder Stockholders, as the case may be and as applicable, by certified or official bank check or by wire transfer of immediately available funds.

(f)   **Forfeiture of ROFR.** Notwithstanding anything in this Section 3.03 to the contrary, if by the expiration of the Additional Founder Stockholder ROFR Exercise Period, the Company and all ROFR Exercising Founder Stockholders have, in the aggregate, not elected to exercise their respective ROFRs for all of the shares of Offered Stock set forth in the ROFR Notice, then, notwithstanding delivery of any Company ROFR Exercise Notice, Founder Stockholder ROFR Exercise Notice or Additional Founder Stockholder ROFR Exercise Notice, the Company and all Founder Stockholders shall be deemed to have forfeited any and all right to purchase such Offered Stock, and the Offering Stockholder shall be free to Transfer all, but not less than all, of the Transfer Stock to the Prospective Transferee on terms and conditions substantially similar to (and in no event more favorable to the Prospective Transferee than) the terms and conditions set forth in the ROFR Notice, it being understood and agreed that (i) any such Transfer shall be subject to the other terms and restrictions of this Agreement, including, without limitation, the terms and restrictions set forth in Section 3.01 and Section 3.02 and the restrictions, conditions and procedures set forth in Section 3.04, (ii) any Prospective Transferee, upon becoming a Stockholder, shall remain subject to the terms and conditions of this Agreement, including, without limitation, all provisions of this Article III; and (iii) such Transfer shall be consummated within twenty (20) days after expiration of the Additional Founder Stockholder ROFR Exercise Period and, if such sale is not consummated within such twenty (20)-day period, such sale shall again become subject to the ROFRs set forth in this Section 3.03.

(g)   **Termination**. This Section 3.03, and the covenants contained herein, shall terminate on the consummation of a Public Offering.

Section 3.04   Tag-Along Right.

(a)   **Tag-Along Right; Tag-Along Stock.** At any time prior to the consummation of a Public Offering, and subject to the terms and conditions specified in Section 3.01 and this Section 3.04, if any Stockholder or group of Stockholders (collectively, the **"Selling Stockholder"**) receives a Transfer Offer that the Selling Stockholder desires to accept to Transfer in the aggregate two-thirds (2/3) or more of the shares of Common Stock of the Company issued and outstanding (collectively, the **"Tag-Along Stock"**) to a Prospective Transferee, each other Stockholder (each, a **"Tag-Along Stockholder"**) shall be permitted to participate in such sale (a **"Tag-Along Sale"**) following expiration of any applicable Additional Founder Shareholder ROFR Exercise Period, and in the event that the Company and/or any ROFR Exercising Founder Stockholders have not, in the aggregate, exercised their respective rights to purchase all and not less than all of the Offered Stock pursuant to Section 3.03, all as set forth in this Section 3.04 (the **"Tag-Along Right"**).

(b)   **Tag-Along Sale Exceptions.** Notwithstanding anything herein to the contrary, the provisions of this Section 3.04 shall not apply to any Transfera that is:

(i)   permitted by and made in accordance with Section 3.02;

(ii)   made to either the Company or any Founder Stockholder pursuant to the exercise of a ROFR set forth in Section 3.03;

(iii)   a Proposed Sale subject to Section 3.05; or

(iv)   made pursuant to a Public Offering.

(c)   **Tag-Along Notice.** A Selling Stockholder shall deliver to the Company, each Founder Stockholder and each other Tag-Along Stockholder a written notice (a **"Tag-Along Notice"**) of any proposed Tag-Along Sale within five (5) Business Days following the expiration of the Additional Founder Stockholder ROFR Exercise Period in the event that the Company and/or any ROFR Exercising Founder Stockholders have not, in the aggregate, exercised their respective rights to purchase all and not less than all of the Offered Stock pursuant to Section 3.03. The Tag-Along Notice shall make reference to the

Tag-Along Stockholders' rights under this Section 3.04 and shall describe in reasonable detail:

> (i) the aggregate number of shares of Tag-Along Stock that the Selling Stockholder proposes to Transfer;

> (ii) the proposed date, time and location of the closing of the proposed Tag-Along Sale, which shall not be earlier than sixty (60) days from the date of the Tag-Along Notice;

> (iii) the purchase price per share of Tag-Along Stock (which shall be payable solely in cash) and the other material terms and conditions of the Transfer Offer;

> (iv) the identity of the Prospective Transferee;

> (v) a copy of any term sheet or forms of agreement proposed to be executed in connection therewith; and

> (vi) the date by which such Tag-Along Stockholder must deliver its Tag-Along Exercise Notice (as defined below) to Selling Stockholder, the Company and each Founder Stockholder in order to exercise its Tag-Along Right in respect of all or a portion of the Tag-Along Stock, all in accordance with Section 3.04(d) below, which date shall not be earlier than twenty (20) days after deemed delivery of the Tag-Along Notice to all Tag-Along Stockholders, Company and each Founder Stockholder by the Offering Stockholder in accordance with Section 6.02 (such twenty (20)-day period following such delivery of the ROFR Notice, the "**Tag-Along Exercise Period**").

(d) **Exercise of Tag-Along Right.**

> (i) Each Tag-Along Stockholder may exercise Tag-Along Right on the terms and conditions set forth the Tag-Along Notice by delivering to the Selling Stockholder, the Company and each Founder Stockholder a written notice (a "**Tag-Along Exercise Notice**") stating its election to do so by no later than expiration of the Tag-Along Exercise Period. The election of each Tag-Along Stockholder set forth in a Tag-Along Exercise Notice shall be irrevocable, and, to the extent the offer in the Tag-Along Notice is accepted, such Tag-Along Stockholder shall be bound and obligated to consummate the Transfer on the terms and conditions set forth in this Section 3.04. If one or more Tag-Along Stockholders elects pursuant to this Section 3.04(d)(i) to participate in the Tag-Along Sale, the number of shares of Tag-Along Stock that the Selling Stockholder may Transfer to the Prospective Transferee in the Tag-Along Sale shall be correspondingly reduced in accordance with Section 3.04(d)(ii).

> (ii) The Selling Stockholder and each Tag-Along Stockholder timely electing to participate in the Tag-Along Sale pursuant to Section 3.04(d)(i) (each such Tag-Along Stockholder, a "**Tag-Along Exercising Stockholder**") shall have

the right to Transfer in the Tag-Along Sale the number of such Tag-Along Exercising Stockholder's shares of Common Stock equal to (and in no event less than) the product of (A) the aggregate number of shares of Tag-Along Stock set forth in the applicable Tag-Along Notice and (B) such Stockholder's Tag-Along Pro Rata Portion.

(e)   **Waiver.** Each Tag-Along Stockholder who does not deliver a Tag-Along Exercise Notice in compliance with Section 3.04(d) shall be deemed to have waived all of such Tag-Along Stockholder's Tag-Along Right with respect to any Common Stock owned by such Tag-Along Stockholder, and the Selling Stockholder shall (subject to the exercise by any Tag-Along Exercising Stockholders of their Tag-Along Rights pursuant to this Section 3.04) thereafter be free to Transfer to the Prospective Transferee the Tag-Along Stock identified in the Tag-Along Notice, on terms and conditions substantially similar to (and in no event more favorable to the Prospective Transferee than) the terms and conditions set forth in the Tag-Along Notice, it being understood and agreed that (i) any such Transfer shall be subject to the other terms and restrictions of this Agreement, including, without limitation, the terms and restrictions set forth in Section 3.01 and Section 3.02, and (ii) any Prospective Transferee, upon becoming a Stockholder, shall remain subject to the terms and conditions of this Agreement, including, without limitation, all provisions of this Article III.

(f)   All Stockholders participating in the Tag-Along Sale shall receive the same consideration per share of Common Stock Transferred in such Tag-Along Sale. In addition, no Transfer of any shares of Common Stock in the Tag-Along Sale by the Selling Stockholder shall occur unless the Prospective Transferee simultaneously purchases all the shares of Common Stock in respect of which each Tag-Along Exercising Stockholder has exercised its Tag-Along Right pursuant to Section 3.04(d), and if any such Transfer is in violation of this Section 3.04, it shall be null and void in accordance with the provisions of Section 3.01(d) hereof.

(g)   **Cooperation.**

(i)   Subject to Section 3.04(g)(ii) below, each Exercising Tag-Along Stockholder shall take all actions as may be reasonably necessary to consummate the Transfer(s) contemplated in the Tag-Along Sale, including, without limitation, entering into agreements and delivering certificates and instruments (including stock certificates (if any) evidencing the applicable shares of Common Stock, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank), in each case, consistent with the agreements being entered into and the certificates and instruments being delivered by the Selling Stockholder.

(ii)   In connection with entering into such agreements as required by Section 3.04(g)(i) above, each Tag-Along Exercising Stockholder shall make or provide the same representations, warranties, covenants and indemnities as the Selling Stockholder makes or provides in connection with the Tag-Along Sale; *provided*, that each such Exercising Tag-Along Stockholder shall only be obligated to make representations and warranties that relate specifically to such Exercising

Tag-Along Stockholder with respect to such Exercising Tag-Along Stockholder's title to and ownership of the applicable shares of Common Stock, the authorization, execution and delivery of relevant documents, enforceability of such documents against such Exercising Tag-Along Stockholder, and shall not be obligated to make any of the foregoing representations and warranties with respect to any other Person or Stockholder or such other Stockholder's shares of Common Stock; *provided*, *further*, that all indemnities and other obligations shall be made by the Selling Stockholder and each such Exercising Tag-Along Stockholder severally, and not jointly and severally, (A) pro rata based on the aggregate consideration received by the Selling Stockholder and each such Exercising Tag-Along Stockholder, respectively, in the Tag-Along Sale with respect to breaches of representations, warranties and covenants made by the Selling Stockholder and such Exercising Tag-Along Stockholder, respectively, relating to the Company and its business, if any, and (B) in an amount not to exceed for the Selling Stockholder or any such Exercising Tag-Along Stockholder, the aggregate consideration received by the Selling Stockholder and each such Exercising Tag-Along Stockholder, respectively, in connection with the Tag-along Sale, as applicable, *plus* the amount of any consideration forfeited by the Selling Stockholder or such Exercising Tag-Along Stockholder, respectively and as applicable, to which it is entitled but has not yet received (including, without limitation, as a result of an escrow agreement, earn-out or similar arrangement).

(h)   **Consummation of Tag-Along Sale.** Subject to the requirements and conditions of this Section 3.04 and the other applicable provisions of this Agreement, including Section 3.01 hereof, the Selling Stockholder shall have sixty (60) days following the expiration of the Tag-Along Exercise Period in which to consummate the Tag-Along Sale, on terms not more favorable to the Prospective Transferee than those set forth in the Tag-Along Notice. If at the end of such sixty (60)-day period the Selling Stockholder has not completed such Transfer, the Selling Stockholder may not then effect a Transfer (including, for avoidance of doubt, the Tag-Along Sale) that is subject to this Section 3.04 without again fully complying with the provisions of this Section 3.04. At the closing of such Transfer(s), each Tag-Along Exercising Stockholder shall deliver such agreements, certificates and instruments, against payment therefor directly to such Tag-Along Exercising Stockholder of the portion of the aggregate consideration to which each such Tag-Along Exercising Stockholder is entitled in such Transfer in accordance with the provisions of this Section 3.04.

(i)   **Termination**. This Section 3.04, and the covenants contained herein, shall terminate on the consummation of a Public Offering.

Section 3.05   Drag-Along Right.

(a)   **Drag-Along Right.** Subject to Section 3.05(b), if a Deemed Liquidation Event or a Sale of the Company is approved by the Board and all the Founder Stockholders (a "**Proposed Sale**"), then each Stockholder shall vote (in person, by proxy or by action by written consent, as applicable) all of such Stockholder's Voting Shares in favor of, and adopt, such Proposed Sale to the extent necessary, and shall execute and deliver all related documentation and take such other action in support of the Proposed Sale, as may reasonably be requested by the Company to carry out the terms and provisions of this Section 3.05, including executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents and instruments.

(b)   **Exceptions to Drag-Along Right.** A Stockholder need not comply with Section 3.05(a) in connection with any Proposed Sale unless:

(i)   any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such shares of Common Stock owned by such Stockholder, including representations and warranties that (A) the Stockholder holds all right, title and interest in and to such shares, free and clear of all liens and encumbrances, (B) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (C) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable against the Stockholder in accordance with their respective terms, and (D) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of any agreement, Applicable Law, or other judgment, order, or decree of any Governmental Agency;

(ii)   such Stockholder will not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties, and covenants of the Company as well as breach by any Stockholder of any identical representations, warranties and covenants provided by all Stockholders);

(iii)   the liability for indemnification, if any, of such Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Stockholders in connection with such Proposed Sale, is several, and not joint and several, with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Stockholder of any identical representations, warranties, and covenants provided by all Stockholders), and is in proportion to, and does not exceed, the amount of consideration paid to such Stockholder in connection with such Proposed Sale;

(iv)   liability will be limited to such Stockholder's applicable pro rata proportion (determined based on the respective proceeds payable to each Stockholder in connection with the Proposed Sale in accordance with the provisions of the Certificate of Incorporation or, if not so specified in the Certificate of

Incorporation, based on the respective percentages of the aggregate number of shares of Common Stock held by each Stockholder) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by the Stockholder, the liability for which need not be limited as to such Stockholder; and

(v)   upon the consummation of the Proposed Sale, each Stockholder will receive the same form of consideration for each share of Common Stock such Stockholder is Transferring in such Proposed Sale, as will be received by each other Stockholder for each share of Common Stock that each such other Stockholder is Transferring in such Proposed Sale.

(c)   **Termination**. This Section 3.05, and the covenants contained herein, shall terminate on the consummation of a Public Offering.

ARTICLE IV
COVENANTS

Section 4.01   Confidentiality. Notwithstanding anything in this Agreement to the contrary, no Stockholder by reason of this Agreement shall be entitled to access any trade secrets or confidential, proprietary or commercially-sensitive information of the Company.   Each Stockholder shall keep confidential and shall not disclose, divulge, or use for any purpose (other than to monitor such Stockholder's investment in the Company) any confidential information obtained from the Company other than to any of such Stockholder's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring such Stockholder's investment in the Company, and who are under a duty or other obligation of confidentiality to such Stockholder.

Section 4.02   Market Stand-Off. To the extent requested by the Company or an underwriter of securities of the Company, each Stockholder shall not sell or otherwise transfer or dispose of any Capital Stock then owned by such Stockholder (other than to donees or partners of the Stockholder who agree to be similarly bound) for up to one hundred and eighty (180) days following the effective date of any registration statement of the Company filed under the Securities Act; *provided however* that, if during the last seventeen (17) days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or before the expiration of the restricted period the Company announces that it will release earnings results during the sixteen (16)-day period beginning on the last day of the restricted period, and if the Company's securities are listed on the Nasdaq Stock Market and Rule 2711 thereof applies, then the restrictions imposed by this Section 4.02 will continue to apply until the expiration of the eighteen (18)-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; *provided, further*, that such automatic extension will not apply to the extent that the Financial Industry Regulatory Authority has amended or repealed NASD Rule 2711(f)(4), or has otherwise provided written interpretive guidance regarding such rule, in each case, so as to eliminate the prohibition of any broker, dealer, or member of a national securities association from publishing or distributing any research report, with respect to the securities of an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012) before or after the expiration of any agreement between the broker, dealer, or member of a national securities association and the emerging growth company or its stockholders that restricts or prohibits the sale of securities held by the emerging growth company or its stockholders after the initial public offering date. In no event will the restricted period extend beyond two hundred and fifteen (215) days after the effective date of the registration statement. For purposes of this Section 4.02, "Company" includes any wholly-owned subsidiary of the Company into which the Company merges or consolidates. The Company may place restrictive legends on the certificates representing the shares subject to this Section 4.02 and may impose stop transfer instructions with respect to the shares of Common Stock held by each Stockholder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. Each Stockholder shall enter into any agreement reasonably required by the underwriters to implement the foregoing within any reasonable timeframe so requested.

Section 4.03 Termination. The covenants contained in this Article IV shall terminate on the consummation of a Public Offering.

ARTICLE V
REPRESENTATIONS AND WARRANTIES

Section 5.01 Representations and Warranties. Each Stockholder, severally and not jointly, represents and warrants to the Company that:

(a) to the extent that such Stockholder is not an individual, such Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization;

(b) such Stockholder has full power and authority to execute and deliver this Agreement, to perform such Stockholder's obligations hereunder and to consummate the transactions contemplated hereby;

(c) this Agreement constitutes the legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law). The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, by such Stockholder require no action by or in respect of, or filing with, any Governmental Authority;

(d) the execution, delivery and performance by such Stockholder of this Agreement and the consummation of the transactions contemplated hereby do and will not (i) conflict with or result in any violation or breach of any provision of any of the organizational documents of such Stockholder, if applicable, (ii) conflict with or result in any violation or breach of any provision of any Applicable Law or (iii) require any consent or other action by any Person under any provision of any material agreement or other instrument to which such Stockholder is a party or by which such Stockholder is bound; and

(e)   subject to the other provisions of this Agreement, the representations and warranties contained herein shall survive the date of this Agreement and shall remain in full force and effect for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof).

ARTICLE VI
MISCELLANEOUS

Section 6.01   Further Assurances. In connection with this Agreement and the transactions contemplated hereby, the Company and each Stockholder hereby agrees, at the reasonable request of the Company or any other Stockholder, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section 6.02   Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been delivered: (a) on the date of actual delivery, when delivered by hand (with written confirmation of receipt); (b) on the date of written confirmation of delivery, when delivered by a nationally-recognized overnight courier (with confirmation of receipt requested); (c) on the date transmitted by e-mail (with confirmation of such transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice in writing given in accordance with this Section 6.02):

(a)   If to the Company: Fluz App Inc.

16 West 45th Street

Seventh Floor

New York, NY 10036

E-mail: maurice@fluz.app

Attention: Maurice Harary

with a copy to (which copy shall not constitute notice):

Jacob Sasson, P.C.
16 West 45th Street

Seventh Floor

New York, NY 10036
E-mail: jsasson@gmail.com
Attention: Jacob Sasson, Esq.

(b)   If to a Stockholder, to such Stockholder's respective mailing address and e-mail address as set forth on such Stockholder's executed signature page hereto.

Section 6.03   Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

Section 6.04   Severability. If any term or provision of this Agreement is held to be invalid, illegal or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 6.05   Entire Agreement. This Agreement, and all related Exhibits and Schedules hereto, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

Section 6.06   Successors and Assigns; Assignment. Subject to the rights and restrictions on Transfers set forth in this Agreement, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 6.07   No Third-party Beneficiaries. This Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 6.08   Amendment; Waiver. Except as otherwise expressly set forth herein, no provision of this Agreement may be amended, modified or waived (either generally or in a particular instance and either retroactively or prospectively) except by an instrument in writing executed by (a) the Company, and (b) each Founder Stockholder. Any such written amendment, modification or waiver will be binding upon the Company and each Stockholder. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 6.09   Governing Law. All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

Section 6.10   Submission to Jurisdiction. The parties hereby agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort or otherwise, shall be brought in the United States District Court for the District of Delaware or in the Court of Chancery of the State of Delaware (or, if such court lacks subject matter jurisdiction, in the Superior Court of the State of Delaware), so long as one of such courts shall have subject-matter jurisdiction over such suit, action or proceeding, and that any case of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of New York. Each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient form. Service of process, summons, notice or other document by certified or registered mail to the address set forth in Section 6.02 shall be effective service of process for any suit, action or other proceeding brought in any such court.

Section 6.11   Waiver of Jury Trial. Each party hereto hereby acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 6.12   Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 6.13   Attorneys' Fees. In the event that any party hereto institutes any legal suit, action or proceeding, including arbitration, against another party in respect of a matter arising out of or relating to this Agreement, the prevailing party in the suit, action or proceeding shall be entitled to receive, in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action or proceeding, including reasonable attorneys' fees and expenses and court costs.

Section 6.14   Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise.

Section 6.15   Legend. In addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Capital Stock shall bear a legend substantially in the following form:

> THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A STOCKHOLDERS AGREEMENT AMONG THE COMPANY AND ITS STOCKHOLDERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH STOCKHOLDERS AGREEMENT.

> THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

Section 6.16   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by either themselves or their respective representatives duly authorized.

COMPANY:

FLUZ APP INC.

By: _____

Name: Maurice Harary

By: _____

Name: Ephraim Setton

By: _____

Name: Ariel Grazi

SHAREHOLDER

By: _____

Name: _____

Date: